UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

CONTENTS

Executive Resignation

On July 26, 2023, David Riker resigned from his position as Global Chief Operating Officer of HUB Cyber Security Ltd. (the Company”), effective immediately, due to personal reasons. Mr. Riker will assist the Company in achieving a smooth transition of his job responsibilities. The resignation of Mr. Riker did not result from any dispute or disagreement with the Company relating to its operations, policies or practices.

Subsidiary Executive Appointment

In addition, the Company appointed Nir Bar-eli as the Chief Executive Officer of its wholly owned subsidiary, Comsec Ltd. (“Comsec”),  a provider of a broad portfolio of cybersecurity services and solutions. Mr. Bar-eli has over 20 years’ experience managing sales organizations for large companies.  Prior to becoming CEO of Comsec, Mr. Bareli served as the CEO of Comsec Distribution Ltd., another of the Company’s subsidiaries, since 2014.  Prior to joining Comsec Distribution, Mr. Bar-eli served Head of Channels at Check Point Software Technologies Ltd from 2008 to 2014 and as the Head of Sales for Bynet Data Communication from 2001 to 2008.  Mr, Bar-eli has a B.A. in Business Management from Champlain University and studied Engineering and Management from Tel Aviv University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: July 31, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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